Exhibit 99.1

UNITED UTILITIES PLC

PERFORMANCE SHARE PLAN

1 JULY 2004

The following contingent option awards were granted on 30 June 2004 pursuant to the performance share plan approved by the shareholders at the Annual General Meeting on 21 July 2000. The figures reflect the maximum number of shares over which the option might be exercised. The actual number will depend upon the extent to which the established performance conditions are satisfied over the performance period.

	No. of Ordinary shares	No. of "A" shares	Price paid for award £	Price payable on exercise £	Performance period
Simon Batey	35,658	19,810	nil	nil	01/04/2004 to 31/03/2007
Charlie Cornish	25,407	14,115	nil	nil	01/04/2004 to 31/03/2007
Gordon Waters	30,258	16,810	nil	nil	01/04/2004 to 31/03/2007

Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".